SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
Schedule 13D/A
(Amendment No. 15)
Under the Securities Exchange Act of 1934

Barnwell Industries, Inc.
(Name of Issuer)

Common Stock, $0.50 par value per share
(Title of Class of Securities)

068221100
(CUSIP Number)

Morton H. Kinzler c/o Barnwell Industries, Inc. 1100 Alakea Street, Suite 2900 Honolulu, Hawaii 96813 (808) 531-8400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.: 068221100

1.	NAME OF REPORTING PERSON

Morton H. Kinzler

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF; OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	1,352,560
	8.	SHARED VOTING POWER	727,600(1)
	9.	SOLE DISPOSITIVE POWER	1,352,560
	10.	SHARED DISPOSITIVE POWER	727,600(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,082,008(2)

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented By Amount In Row (11)	25.2%(3)

14.	Type of Reporting Person	IN

(1)           The 727,600 shares common stock, par value $0.50 per share (the “Common Stock”), of Barnwell Industries, Inc., a Delaware corporation (the “Company”), are owned by the Estate of R. David Sudarsky, to which Mr. Kinzler has been appointed executor.

(2) Includes 727,600 shares of Common Stock owned by the Estate of R. David Sudarsky and 1,848 shares Common Stock owned by Mr. Kinzler’s wife, to which Mr. Kinzler disclaims beneficial ownership.

(3) Based on 8,277,160 shares of Common Stock of the Company outstanding as of May 8, 2014, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

CUSIP No.: 068221100

1.	NAME OF REPORTING PERSON

Estate of R. David Sudarsky

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	727,600	(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	727,600	(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	727,600

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented By Amount In Row (11)	8.8%	(2)

14.	Type of Reporting Person	OO

(1) The Executor of the Estate of R. David Sudarsky is Morton H. Kinzler.

(2) Based on 8,277,160 shares of Common Stock of the Company outstanding as of May 8, 2014, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

Explanatory Note

This filing constitutes Amendment No. 15 to the Schedule 13D relating to the common stock, par value $0.50 per share (the “Common Stock”), of Barnwell Industries, Inc., a Delaware corporation, and hereby amends the Schedule 13D filed with the Securities and Exchange Commission, as last amended by Amendment No. 14 filed on December 21, 2012, to furnish the additional information set forth herein.  Morton H. Kinzler has been appointed as the executor of the Estate of R. David Sudarsky (the “Estate”), in accordance with the terms of the will of R. David Sudarsky.  Both Mr. Kinzler and the Estate own shares of Common Stock.

Item 2.    Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)  The names of the reporting persons are Morton H. Kinzler and the Estate of R. David Sudarsky.

(b)  Mr. Kinzler’s business address is c/o Barnwell Industries, Inc., 1100 Alakea Street, Suite 2900, Honolulu, Hawaii 96813.  The Estate’s business address is c/o Stephen Newman, Esq., The Wagner Law Group, 7108 Fairway Drive, Suite 125, Palm Beach Gardens, Florida 33418.

(c)  Mr. Kinzler is Chairman of the Board and Chief Executive Officer of the Company.  The Estate was organized upon the death of R. David Sudarsky on March 31, 2014.

(d)  Neither Mr. Kinzler nor the Estate have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  Neither Mr. Kinzler nor the Estate have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Kinzler is a citizen of the United States.  The Estate was created under the laws of the State of Florida upon the death of R. David Sudarsky.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On March 31, 2014, Mr. Kinzler was appointed as the executor of the Estate, in accordance with the terms of the will of R. David Sudarsky.  As a result such appointment, Mr. Kinzler is charged with collecting and distributing the assets of the Estate, including the 727,600 shares of Common Stock held by the Estate.  Accordingly, indirect beneficial ownership may be attributable to Mr. Kinzler with respect to the 727,600 shares of Common Stock held by the Estate.

Between September 27, 2013 and September 30, 2013, Mr. Kinzler acquired with personal funds an aggregate of 1,000 shares of Common Stock in various open-market transactions.

Mr. Kinzler was appointed attorney-in-fact by R. David Sudarsky pursuant to a Durable Power of Attorney dated August 6, 2009 (the “Power of Attorney”), which Power of Attorney terminated at the death of Dr. Sudarsky on March 31, 2014.  Under the Power of Attorney, Mr. Kinzler was authorized to manage all of Dr. Sudarsky’s property and affairs, including: selling Dr. Sudarsky’s stocks; signing and delivering assignments or stock powers and other documents required for sale; purchasing stocks; voting Dr. Sudarsky’s stock at shareholders’ meetings and by proxy on Dr. Sudarsky’s behalf; and generally handling or managing Dr. Sudarsky’s investments.  As a result of the Power of Attorney, Mr. Kinzler shared with Dr. Sudarsky the above powers with respect to the 727,600 shares of Common Stock held by Dr. Sudarsky.  Accordingly, indirect beneficial ownership may have been attributable to Mr. Kinzler with respect to the 727,600 shares of Common Stock held by Dr. Sudarsky.  However, during the period of time when the Power of Attorney was effective, Mr. Kinzler did not vote or sell any of the 727,600 shares of Common Stock held by Dr. Sudarsky.

Item 4.   Purpose of the Transaction.

Item 4 is hereby amended to add the following:

Mr. Kinzler was Chairman of the Board and Chief Executive Officer of the Company prior to the acquisition of indirect beneficial ownership of the 727,600 shares of Common Stock held by Dr. Sudarsky and the Estate described in Item 3, and continues to serve in those capacities.  Mr. Kinzler held 1,351,560 shares of Common Stock in his own name prior to his acquisition of indirect beneficial ownership of an additional 727,600 shares of Common Stock through the Power of Attorney (as disclosed in Item 3), subsequently acquired 1,000 shares of Common Stock (as disclosed in Item 3) for investment purposes, and held 1,352,560 shares of Common Stock in his own name prior to his acquisition of indirect beneficial ownership of an additional 727,600 shares of Common Stock through his appointment as executor of the Estate (as disclosed in Item 3).

Mr. Kinzler may, from time to time, acquire additional shares of Common Stock for investment purposes if market conditions are favorable.  Mr. Kinzler may also dispose of some or all of the shares of Common Stock that he beneficially owns.

Except as set forth in this Item 4, Mr. Kinzler has no other plans or proposals with respect to the Company, including any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

Items 5 is hereby amended and restated in its entirety as follows:

(a)  Mr. Kinzler may be deemed to beneficially own 2,082,008 shares of Common Stock.  The foregoing 2,082,008 shares of Common Stock includes 727,600 shares of Common Stock owned by the Estate of R. David Sudarsky and 1,848 shares Common Stock owned by Mr. Kinzler’s wife, to which Mr. Kinzler disclaims beneficial ownership.  The foregoing 2,082,008 shares of Common Stock represent approximately 25.2% of the Company’s outstanding Common Stock (based on 8,277,160 shares of Common Stock of the Company outstanding as of May 8, 2014, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014).  The Estate beneficially owns 727,600 shares of Common Stock.

(b)  For Mr. Kinzler, see Items 7-10 on his Cover Page for information on voting and dispositive power with respect to the shares of Common Stock disclosed in Item 5(a).  For the Estate, see Items 7-10 on its Cover Page for information on voting and dispositive power with respect to the shares of Common Stock disclosed in Item 5(a).

(c)  For Mr. Kinzler, see Item 3 for information on transactions with respect to the Common Stock during the past sixty days or since the date on which Mr. Kinzler last filed an amendment to this Schedule 13D.  For the Estate, see Item 3 for information on transactions with respect to the Common Stock during the past sixty days.

(d)  For Mr. Kinzler, none, except for 727,600 shares of Common Stock owned by the Estate of R. David Sudarsky and 1,848 shares of Common Stock owned by Mr. Kinzler’s wife disclosed in Item 5(a).  For the Estate, none, except that Mr. Kinzler is charged with collecting and distributing the assets of the Estate, including the 727,600 shares of Common Stock disclosed in Item 5(a).

(e)  Not applicable for either Mr. Kinzler or the Estate.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Items 6 is hereby amended and restated in its entirety as follows:

Mr. Kinzler was appointed attorney-in-fact by Dr. Sudarsky pursuant to the Power of Attorney, as described in Item 3.  The description of terms of the Power of Attorney set forth herein does not purport to be complete and is qualified in its entirety by the full text of the Power of Attorney, a copy of which is attached as Exhibit 99.1 to this Schedule 13D/A and is incorporated by reference herein.  The Power of Attorney terminated at the death of Dr. Sudarsky on March 31, 2014.

Mr. Kinzler and the Estate are parties to an agreement with respect to the joint filing of this Schedule 13D/A and any amendments thereto. A copy of such agreement is attached as Exhibit 99.2 to this Schedule 13D/A and is incorporated by reference herein.

Item 7.    Material to be Filed as Exhibits.

99.1           Durable Power of Attorney dated August 6, 2009.

99.2           Joint Filing Agreement dated June 19, 2014

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2014	By:	/s/ Morton H. Kinzler
Name: Morton H. Kinzler

ESTATE OF R. DAVID SUDARSKY

By:	/s/ Morton H. Kinzler
Name: Morton H. Kinzler Title: Executor